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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                  FC Banc Corp.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    30243K109
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                September 9, 2005
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             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
         [   ]  Rule 13d-1(b)
         [ X ]  Rule 13d-1(c)
         [   ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                                  SCHEDULE 13G
                               CUSIP No. 30243K109


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       1.       Names of Reporting Persons.
                I.R.S. Identification Nos. of above persons (entities only).

                       Media Source, Inc. (I.R.S. Identification No. 34-1297143)

       2.       Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a)  [ X ]       (b)  [    ]

       3.       SEC USE ONLY


       4.       Citizenship or Place of Organization

                       Delaware corporation

Number of       5.   Sole Voting Power
Shares
Beneficially         4,652 as of September 9, 2005 (See Item 4 below for number
Owned by             of shares beneficially owned by each member of the group)
Each Reporting
Person With:    6.   Shared Voting Power

                     0

                7.   Sole Dispositive Power

                     4,652 as of September 9, 2005 (See Item 4 below for number of shares beneficially owned by each member of the group)

                8.   Shared Dispositive Power

                     0

       9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                4,652 as of September 9, 2005 (See Item 4 below for number of shares beneficially owned by each member of the group)

       10.      Check if the Aggregate Amount in Row (9) Excludes Certain
                Shares (See Instructions)  [    ]

       11.      Percent of Class Represented by Amount in Row (9)

                0.7% as of September 9, 2005

       12.      Type of Reporting Person

                CO




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                                  SCHEDULE 13G
                               CUSIP No. 30243K109


-------------------------------------------------------------------------------

       1.       Names of Reporting Persons.
                I.R.S. Identification Nos. of above persons (entities only).

                   Media Investments, LLC (I.R.S. Identification No. 54-2079062)

       2.       Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a)  [ X ]       (b)  [    ]

       3.       SEC USE ONLY


       4.       Citizenship or Place of Organization

                      Ohio limited liability company

Number of       5.   Sole Voting Power
Shares
Beneficially         44,771 as of September 9, 2005 (See Item 4 below for number
Owned by             of shares beneficially owned by each member of the group)
Each Reporting
Person With:    6.   Shared Voting Power

                     0

                7.   Sole Dispositive Power

                     44,771 as of September 9, 2005 (See Item 4 below for number of shares beneficially owned by each member of the group)

                8.   Shared Dispositive Power

                     0

       9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                44,771 as of September 9, 2005 (See Item 4 below for number of shares beneficially owned by each member of the group)

       10.      Check if the Aggregate Amount in Row (9) Excludes Certain
                Shares (See Instructions)  [    ]

       11.      Percent of Class Represented by Amount in Row (9)

                6.9% as of September 9, 2005

       12.      Type of Reporting Person

                OO (limited liability company)



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ITEM 1.

     (a)  Name of Issuer

                FC Banc Corp.

     (b)  Address of Issuer's Principal Executive Offices

                105 Washington Square, Bucyrus, Ohio 44820

ITEM 2.

     (a)  Name of Person Filing

                Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, Media Source, Inc. and Media Investments, LLC are filing this Schedule 13G as a group.

     (b)  Address of Principal Business Office or, if none, Residence

                Media Source, Inc. - 5695 Avery Road, Dublin, Ohio 43016 Media Investments, LLC - 7858 Industrial Parkway, Plain City, Ohio 43064

     (c)  Citizenship

                 Media Source, Inc. - Delaware corporation
                 Media Investments, LLC - Ohio limited liability company

     (d)  Title of Class of Securities

                Common stock, no par value

     (e)  CUSIP Number

                30243K109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

     (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

     (e)  [ ] An investment adviser in accordance with Section
              240.13d-1(b)(1)(ii)(E);

     (f)  [ ] An employee benefit plan or endowment fund in accordance with
              Section 240.13d-1(b)(1)(ii)(F);

     (g)  [ ] A parent holding company or control person in accordance with
              Section 240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).



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ITEM 4.   OWNERSHIP.

     (a)  Amount beneficially owned:

               As of September 9, 2005, Media Source, Inc. and Media Investments, LLC owned an aggregate of 49,423 or 7.6% of the issuer's common shares of which 4,652 (0.7%) are owned by Media Source, Inc. and 44,771 (6.9%) are owned by Media Investments, LLC. Media Source, Inc. is the sole member of Media Investments, LLC and, as such, may be deemed to beneficially own the shares held by Media Investments, LLC.

     (b)  Percent of class:

               7.6% as of September 9, 2005

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote

                     49,423 as of September 9, 2005

          (ii)  Shared power to vote or to direct the vote

                     0

          (iii) Sole power to dispose or to direct the disposition of

                     49,423 as of September 9, 2005

          (iv)  Shared power to dispose or to direct the disposition of

                     0

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          In lieu of a separate exhibit, see Item 2(a).

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not Applicable


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ITEM 10.  CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.*

Date:   September 14, 2005

                                   MEDIA SOURCE, INC.

                                   By: /s/ S. Robert Davis
                                       ---------------------------
                                       S. Robert Davis
                                       President and Chief Executive Officer

                                   MEDIA INVESTMENTS, LLC

                                   By: Media Source, Inc.
                                   Its:  Sole Member

                                        By: /s/ S. Robert Davis
                                           ----------------------
                                           S. Robert Davis
                                           President and Chief Executive Officer


* In accordance with Rule 13d-1(k)(1)(iii) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, this Schedule 13G is filed on the date hereof with the Securities and Exchange Commission on behalf of the above listed parties pursuant to an agreement among the above listed parties which is attached hereto as Exhibit A.


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                                    EXHIBIT A


         Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned agree and consent to the joint filing on their behalf of this
Schedule 13G in connection with their beneficial ownership of common stock, no par value, of FC Banc Corp.

                                 MEDIA SOURCE, INC.

                                 By: /s/ S. Robert Davis
                                     ---------------------------
                                     S. Robert Davis
                                     President and Chief Executive Officer

                                 MEDIA INVESTMENTS, LLC

                                 By: Media Source, Inc.
                                 Its:  Sole Member

                                      By: /s/ S. Robert Davis
                                          ----------------------
                                          S. Robert Davis
                                          President and Chief Executive Officer


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